Exhibit 99.2
E-House Announces Strategic Cooperation with Vanke, Neo-China and Jianye and
Provides 2008 Revenue Guidance
SHANGHAI, China, January 10, 2008 — E-House (China) Holdings Limited (“E-House”) (NYSE: EJ), a leading real estate services company in China, today announced that it has formed strategic cooperation arrangements with three leading real estate developers in China including China Vanke Co., Ltd. (“Vanke”), Neo-China (Group) Holdings Ltd. (“Neo-China”) and Central China Real Estate Group (“Jianye”). These agreements follow E-House’s recently announced strategic partnership with Evergrande Real Estate Group.
Under the strategic cooperation arrangement with Vanke, China’s largest real estate developer, E-House will be the exclusive sales agent for 16 existing projects in 10 cities. The gross floor area (“GFA”) available for sale in 2008 is expected to be approximately one million square meters with total sales value of approximately RMB12 billion. In addition, E-House will be the exclusive sales agent for at least half of Vanke’s new projects to be launched in eastern China in 2008. E-House will also provide real estate market research and consulting services for Vanke related to the developer’s projects in the region.
E-House’s cooperation agreement with Neo-China, a Hong Kong listed, leading real estate developer in China, stipulates that E-House will be the exclusive sales agent for six projects in five cities with total GFA of approximately five million square meters and total sales value of approximately RMB40 billion. The GFA available for sale in 2008 is expected to be at least one million square meters.
The strategic cooperation with Jianye will initially cover four projects in Henan province with a combined GFA of approximately 850,000 square meters. Jianye is the largest developer in Henan province with a hub-and-spoke management structure based in Zhengzhou and extending into many second and third tier cities.
“We are very pleased to have these leading developers in China as our strategic partners,” said Mr. Xin Zhou, E-House’s chairman and chief executive officer. “Our arrangements with Vanke and Neo-China build upon previous successful cooperation and our partnership with Jianye will help us establish a new expansion model to support our long-term growth. These strategic arrangements will significantly enhance our project pipeline for 2008 and beyond and enhance our leadership position in China’s real estate services industry.”
Mr. Zhou also commented on recent developments regarding E-House’s CRIC database, “We have also made a significant breakthrough in our initiative to monetize our CRIC database system. So far, we have signed up more than 5,000 subscribers to CRIC. We expect revenues from our real estate consulting and information services to show a significant increase in 2008 and become a stronger contributor to our total revenues.”
As a result of these developments, E-House estimates that its total revenue for 2008 will range between $210 million and $240 million, representing an increase of 75% to 105% from the estimated 2007 revenue of $117 million to $120 million.
About E-House
E-House (China) Holdings Limited (NYSE: EJ) (“E-House”) is a leading real estate services company in China. Since its inception in 2000, E-House has experienced rapid growth and is now China’s largest real estate agency and consulting services company with presence in more than 30 cities. E-House provides primary real estate agency services, secondary real estate brokerage services and real estate consulting and information services, and has received numerous awards for its innovative and high quality services, including “China’s Best Company” from the National Association of Real Estate Brokerage and Appraisal Companies. E-House believes it has the largest and most comprehensive real estate database system in China, providing up-to-date and in-depth information covering residential and commercial real estate properties in all major regions in China. For more information about E-House, please visit www.ehousechina.com.
Safe Harbor Statement
This announcement may contain forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements concerning E-House’s beliefs, forecasts, estimates and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Information regarding these risks and uncertainties is included in our public filings with the Securities and Exchange Commission. All information provided in this press release is as of January 10, 2008, and E-House undertakes no duty to update such information, except as required under the applicable law.
For investor and media inquiries please contact:
In China:
Kate Kui
Director of Corporate Development and Investor Relations
E-House (China) Holdings Limited
Phone: +86 (21) 5298-0219
E-mail: katekui@ehousechina.com
Cathy Li
Ogilvy Public Relations Worldwide (Beijing)
Phone: +86 (10) 8520-6104
E-mail: cathy.li@ogilvy.com
In the U.S.
Jeremy Bridgman
Ogilvy Public Relations Worldwide (New York)
Phone: +1 (212) 880-5363
E-mail: jeremy.bridgman@ogilvypr.com